KW 3/25

15025869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH. DC

SEC FILE NUMBER
8-50445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Clark Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
706 Green Valley Road, Suite 500
(No. and Street)

Greensboro	NC	27408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McCauley (727) 299-1692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Oath or Affirmation

I, William McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark Securities, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William H. McCauley, Jr.

William H. McCauley, Jr
Financial & Operations Principal

Betty Jo Dull

Notary Public

Betty Jo Dull
Notary Public
State of Florida
My Commission Expires 8/23/2015
Commission No. EE 103267

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Clark Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Clark Securities, Inc. (the "Company") at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital pursuant to SEC Rule 15c3-1 and the Statement regarding SEC Rule 15c3-3 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital pursuant to SEC Rule 15c3-1 and Statement regarding SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 1 North Wacker Drive, Chicago, IL 60606
T: (312) 298-2000, F: (312) 298-2001, www.pwc.com/us

CLARK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2014

Assets		
Cash	$	2,212
Commissions receivable		273
Commissions receivable from affiliates		286
Prepaid expenses and other assets		53
Total assets	$	2,824
Liabilities and stockholder's equity		
Liabilities		
Commissions payable	$	252
Due to affiliates		8
Payable to parent under tax allocation agreement		58
Bonuses payable		66
Accounts payable and other accrued expenses		46
Deferred tax liability, net		2
Total liabilities		432
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized and issued		15
Additional paid-in capital		1,120
Retained earnings		1,257
Total stockholder's equity		2,392
Total liabilities and stockholder's equity	$	2,824

See accompanying notes.